VALUENCE MERGER CORP. I

4 Orinda Way, Suite 100D

Orinda, CA 94563

February 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Valuence Merger Corp. I
Registration Statement on Form S-1
January 19, 2022
Amendment No. 1 to Registration Statement on Form S-1
Filed February 18, 2022 Amendment No. 2 to Registration Statement on Form S-1 Filed February 22, 2022
File No. 333-262246

Ladies and Gentlemen:

Reference is made to the Valuence Merger Corp. I’s (the “Company’s”) request for acceleration filed as correspondence via EDGAR on February 22, 2022 in which we requested that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, February 24, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that the Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration of the effective date.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Richard Friedman, Esq. of Sheppard Mullin Richter & Hampton LLP, at (212) 634-3031.

VALUENCE MERGER CORP. I

By:	/s/ Sung Yoon Woo
Name:	Sung Yoon Woo
Title:	Chief Executive Officer